UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Capital Properties, Inc.

(Name of Subject Company (Issuer))

Mercury Real Estate Advisors LLC

Mercury Special Situations Fund LP

Mercury Special Situations Offshore Fund, Ltd.

David R. Jarvis

Malcolm F. MacLean IV

(Name of Filing Persons (Offerors))

Class A Common Stock, par value $0.01 per Share

(Title of Class of Securities)

140430109

(CUSIP Number of Class of Securities)

David R. Jarvis—Managing Member

Malcolm F. MacLean IV—Managing Member

Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(203) 769-2980

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$6,270,000	$737.98

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 750,000 shares of Class A Common Stock of Capital Properties, Inc. at the tender offer price of $22.00 per share of Class A Common Stock.
**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 to Schedule TO dated May 2, 2005 (the “Schedule TO”) relates to the tender offer by Mercury Real Estate Advisors LLC, a Delaware limited liability company, Mercury Special Situations Fund LP, a Delaware limited partnership, and Mercury Special Situations Offshore Fund, Ltd., a British Virgin Islands company, and David R. Jarvis and Malcolm F. MacLean IV, each an individual (collectively, the “Purchaser”), to purchase up to 285,000 shares of the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock” or “Shares”), of Capital Properties, Inc., a Rhode Island corporation (“CPI” or the “Subject Company”), at a purchase price of $22.00 per share, net to the seller in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 2, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and which are incorporated herein by reference. David R. Jarvis and Malcolm F. MacLean IV are the managing members of Mercury Real Estate Advisors LLC.

The information in the Offer to Purchase and related Letter of Transmittal is incorporated in this Amendment No. 1 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Capitalized terms used and not defined herein have the meanings specified in the Offer to Purchase and the Schedule TO.

The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

Items 1 through 12 of the Schedule TO, which incorporate by reference information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1)	The cover page of the Offer to Purchase is hereby amended as follows:

After the words “Mercury Special Situations Offshore Fund, Ltd.” insert “David R. Jarvis” and “Malcolm F. MacLean IV.”

In the first full paragraph, after the phrase “Mercury Special Situations Offshore Fund, Ltd., a British Virgin Islands company,” insert the phrase “and David R. Jarvis and Malcolm F. MacLean IV, each an individual”.

(2)	The paragraph entitled “The Purchaser” on page 1 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Mercury Real Estate Advisors LLC, a Delaware limited liability company;

Mercury Special Situations Fund LP, a Delaware limited partnership;

Mercury Special Situations Offshore Fund, Ltd., a British Virgin Islands company; and

David R. Jarvis and Malcolm F. MacLean IV, each an individual.”

(3)	The first sentence of the second full paragraph on page 1 of the Offer to Purchase, after the question “Who is offering to buy my Shares?”, is hereby amended by inserting the following phrase at the end of the sentence:

“, and David R. Jarvis and Malcolm F. MacLean IV, the managing members of Mercury Real Estate Advisors LLC.”

(4)	The first paragraph on page 2 of the Offer to Purchase, after the question, “Do you have the financial resources to make payment?”, is hereby amended by replacing the phrase “The Purchaser” in the second and third sentences with the word “We” and by adding the following phrase at the end of the last sentence:

“and we do not need the consent or approval of any investor or other third party to use our cash on hand to pay the purchase price in the Offer.”

(5)	The third paragraph on page 2 of the Offer to Purchase, after the question, “Is your financial condition relevant to my decision to tender in the Offer?”, is hereby amended by adding the following sentence before the last sentence:

“We also considered the fact that we are making the Offer to acquire Shares for investment purposes with a view toward making a profit, and not in an attempt to acquire control. In this regard, we note that Robert Eder, who is the Chairman of the Board of Directors of CPI, and his wife, own 52.3% of the outstanding Shares.”

(6)	The sixth paragraph on page 2 of the Offer to Purchase, after the question, “If you prorate, when will I know how many Shares will actually be accepted for tender and payment?”, is hereby amended by replacing the first sentence with the following sentence:

“If proration of tendered Shares is required, because of the difficulty of determining the precise number of Shares properly tendered and not withdrawn, we will announce the final results of proration and pay for Shares accepted in the Offer not later than six American Stock Exchange trading days after the expiration of the Offer.”

(7)	The first full paragraph on Page 3 of the Offer to Purchase, after the question “How will I be notified if the Offer is extended?”, is hereby amended by adding the following sentence after the first sentence:

“Any extension of the Offer will be followed as promptly as practicable by a public announcement issued no later than 9:00 a.m., Eastern Standard Time, on the next business day after the day the Offer was previously scheduled to expire. The Purchaser intends to make such announcements by issuing a press release to the PR Newswire.”

(8)	The first paragraph on page 5 of the Offer to Purchase is hereby amended as follows:

After the phrase “a British Virgin Islands company,” insert the phrase “, and David R. Jarvis and Malcolm F. MacLean IV, each an individual.”

(9)	The last paragraph on page 5 of the Offer to Purchase is hereby amended by replacing the third sentence with the following:

“If proration of tendered Shares is required, because of the difficulty of determining the precise number of Shares properly tendered and not withdrawn, the Purchaser will announce the final results of proration and pay for Shares accepted in the Offer not later than six American Stock Exchange (“AMEX”) trading days after the Expiration Date (this assumes that one or more shareholders tender Shares pursuant to the guaranteed delivery procedures described under Section 3—“Procedures for Tendering Shares—Guaranteed Delivery”). If no shareholder tenders Shares pursuant to the guaranteed delivery procedures, then the announcement of the results of proration and payment for accepted Shares will occur not later than three AMEX trading days after the Expiration Date.”

(10)	The paragraph entitled “Determination of Validity” at the bottom of page 10 of the Offer to Purchase is hereby amended by adding the following sentence after the second sentence:

“If the Purchaser waives a condition with respect to one tender of Shares, it will waive that condition for all other tenders of Shares.”

(11)	The first paragraph under the heading “United States Federal Income Tax Consequences” on page 12 of the Offer to Purchase is hereby amended as follows:

In the first sentence of such paragraph, replace the word “summary” with the word “discussion” and in the second sentence, delete the words “is for general information purposes only and.”

(12)	The paragraph entitled “The Purchaser” on page 15 of the Offer to Purchase is hereby amended by adding the following sentence after the second sentence:

“David R. Jarvis and Malcolm F. MacLean IV are the managing members of Advisors.”

(13)	The first paragraph under the heading “Source and Amount of Funds” on page 16 of the Offer to Purchase is hereby amended by adding the following sentence at the end of the paragraph:

“The Purchaser does not need the consent or approval of any investor or other third party to use its cash on hand to pay the purchase price in the Offer (and related costs).”

(14)	The second paragraph under the heading “Source and Amount of Funds” on page 16 of the Offer to Purchase is hereby amended by adding the following sentence at the end of the paragraph:

“The Purchaser also considered the fact that Robert Eder, the Chairman of the Board of Directors of CPI, and his wife, own 52.3% of the outstanding Shares.”

(15)	The last paragraph on page 16 of the Offer to Purchase is hereby amended by adding the following phrase to the end of the first sentence:

“, and not for the purpose of obtaining control of CPI.”

(16)	The paragraph under the heading “Conditions of the Offer” on page 18 of the Offer to Purchase is hereby amended as follows:

In clause 4 on page 19, delete the clause “(ii) any change in the general political, market, economic or financial conditions in the United States or abroad that, in the Purchaser’s reasonable judgment, could have a material adverse effect on the business, financial condition or results of operations or prospects of the Subject Company and its subsidiaries, taken as a whole.”

In the same paragraph, change the number “(iii)” to “(ii)” and change the number “(iv)” to “(iii).”

Add the following sentence to the end of such paragraph:

“The Purchaser will not have the ability to assert that a condition has not been satisfied if actions or omissions by the Purchaser or any of its affiliates are the reason for the condition not being satisfied.”

(17)	Page 20 of the Offer to Purchase is hereby amended as follows:

After the phrase “Mercury Special Situations Offshore Fund, Ltd.” insert the phrase “David R. Jarvis and Malcolm F. MacLean IV.”

The Letter of Transmittal, attached to the Schedule TO as Exhibit (a)(1)(B), is hereby amended and supplemented as follows:

(1)	Instruction 8 is amended by adding the following sentence at the end of the paragraph:

“If the Purchaser waives a condition with respect to one tender of Shares, it will waive that condition for all other tenders of Shares.”

ITEM 12. EXHIBITS

(a)(1)(A)	Offer to Purchase, dated May 2, 2005.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9.*

(a)(1)(G)	Letter to Shareholders.*

(a)(1)(H)	Summary Advertisement published in Investors Business Daily on May 2, 2005.*

(a)(1)(I)	Not applicable.

(a)(1)(J)	Press Release issued by Mercury Special Situations Fund LP, dated August 18, 2004.*

(a)(1)(K)	Incorporated by reference to Capital Properties, Inc.’s Current Report on Form 8-K, as filed with the SEC on August 27, 2004.*

(a)(1)(L)	Press Release issued by Mercury Special Situations Fund LP, dated September 23, 2004.*

(a)(1)(M)	Press Release issued by Mercury Real Estate Advisors LLC, dated May 2, 2005.*

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERCURY REAL ESTATE ADVISORS LLC

By:	/s/ DAVID R. JARVIS
Name:	David R. Jarvis
Title:	Managing Member

By:	/s/ MALCOLM F. MACLEAN IV
Name:	Malcolm F. MacLean IV
Title:	Managing Member

MERCURY SPECIAL SITUATIONS FUND LP

By: MERCURY SECURITIES II LLC, its General Partner

By:	/s/ DAVID R. JARVIS
Name:	David R. Jarvis
Title:	Managing Member

By:	/s/ MALCOLM F. MACLEAN IV
Name:	Malcolm F. MacLean IV
Title:	Managing Member

MERCURY SPECIAL SITUATIONS OFFSHORE FUND, LTD.

By:	/s/ DAVID R. JARVIS
Name:	David R. Jarvis
Title:	Director

By:	/s/ MALCOLM F. MACLEAN IV
Name:	Malcolm F. MacLean IV
Title:	Director

DAVID R. JARVIS

By:	/s/ DAVID R. JARVIS
Name:	David R. Jarvis, individually

MALCOLM F. MACLEAN IV

By:	/s/ MALCOLM F. MACLEAN IV
Name:	Malcolm F. MacLean IV, individually

Date: May 16, 2005